SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 14, 2003

MAXXAM INC.

(Exact name of Registrant as specified in its Charter)

Delaware
(State or other jurisdiction of incorporation)

1-3924
(Commission File Number)

95-2078752
(I.R.S. Employer Identification Number)

5847 San Felipe, Suite 2600 **Houston, Texas** (Address of Principal Executive Offices)	**77057** (Zip Code)

Registrant's telephone number, including area code: **(713) 975-7600**

Item 12. Results of Operations and Financial Condition.

Attached hereto as Exhibit 99.1 is a press release issued by the Registrant on November 14, 2003 regarding its 2003 third quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAXXAM Inc.
(Registrant)

Date: November 14, 2003

By: /s/ Bernard L. Birkel
Bernard L. Birkel
Secretary and Senior Assistant General Counsel

EXHIBIT INDEX

Exhibit 99.1: Earnings Release issued on November 14, 2003

November 14, 2003

Media: Josh Reiss
(713) 222-1600

Investor Relations: Ron Kurtz
(713) 267-3686

MAXXAM REPORTS RESULTS FOR THIRD QUARTER AND NINE MONTHS OF 2003

HOUSTON, Texas (November 14, 2003) – MAXXAM Inc. (AMEX: MXM) today reported a net loss of $6.3 million, or $0.96 per share, for the third quarter of 2003, compared to a net loss of $7.4 million, or $1.14 per share, for the third quarter of 2002. Net sales for the third quarter of 2003 totaled $84.2 million, compared to $73.6 million in the same period of 2002.

For the first nine months of 2003, MAXXAM reported a net loss of $24.9 million, or $3.81 per share, compared to a net loss of $69.4 million, or $10.64 per share, for the same period of 2002. Net sales for the first nine months of 2003 were $227.3 million, compared to $382.3 million for the first nine months of 2002.

MAXXAM reported operating income of $8.8 million for the third quarter and $13.2 million for the first nine months of 2003, compared to operating income of $4.8 million for the third quarter and an operating loss of $15.5 million for the first nine months of 2002.

The differences between the results for the first nine months of 2003 and 2002 are primarily attributable to the deconsolidation of Kaiser Aluminum's financial results beginning February 12, 2002, the date Kaiser Aluminum filed for Chapter 11 reorganization.

For the first nine months of 2002, after excluding aluminum operations, MAXXAM reported net sales of $214.8 million, operating income of $8.1 million, and a net loss of $21.0 million, or $3.22 per share.

FOREST PRODUCTS OPERATIONS

Lumber sales increased for the third quarter of 2003 as compared to the third quarter of 2002 primarily due to higher prices for redwood common grade lumber. The improvement in revenues due to the increase in prices was partially offset by an unfavorable shift in the mix of lumber from redwood to Douglas-fir. Operating income for forest products improved as a result of the increase in sales and due to lower selling, general and administrative expenses in 2003, reflecting lower costs related to litigation. These improvements were offset in part by an increase in harvesting costs.

REAL ESTATE OPERATIONS

Net sales and operating results improved for the third quarter of 2003 versus the same period of 2002, reflecting increases in real estate sales at the Company's Fountain Hills and Mirada development projects, as well as an increase in revenues generated by the segment's commercial lease properties (primarily attributable to the acquisition of the Cooper Cameron building and Motel Six properties in the fourth quarter of 2002).

more.....

RACING OPERATIONS

The decreases in net sales and operating results for the third quarter of 2003 versus the comparable prior year period were primarily due to lower average daily attendance at both Sam Houston Race Park and Valley Race Park on simulcast racing days.

OTHER MATTERS

As previously announced in prior earnings statements, MAXXAM may from time to time purchase shares of its common stock on national exchanges or in privately negotiated transactions. In this regard, the Company has repurchased 335,300 shares of its common stock during 2003.

170-111303

MAXXAM INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In millions of dollars, except per share amounts)

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002*
	(Unaudited)			
Net sales:				
Forest products	$ 56.1	$ 51.8	$ 156.6	$ 154.0
Real estate	20.4	13.7	48.7	37.8
Racing	7.7	8.1	22.0	23.0
Total, excluding aluminum	84.2	73.6	227.3	214.8
Aluminum	-	-	-	167.5
	84.2	73.6	227.3	382.3
Costs and expenses	(75.4)	(68.8)	(214.1)	(397.8)
Operating income (loss):				
Forest products	6.7	5.4	16.0	15.3
Real estate	4.9	1.9	4.3	0.7
Racing	(0.7)	(0.5)	(1.3)	0.2
Corporate	(2.1)	(2.0)	(5.8)	(8.1)
Total excluding aluminum	8.8	4.8	13.2	8.1
Aluminum	-	-	-	(23.6)
	8.8	4.8	13.2	(15.5)
Other income (expense):				
Investment, interest and other income (expense), net	3.9	2.9	19.8	10.7
Interest expense	(19.0)	(19.7)	(57.9)	(72.9)
Loss before income taxes and minority interests	(6.3)	(12.0)	(24.9)	(77.7)
Income tax benefit	-	4.6	-	7.4
Minority interests	-	-	-	0.9
Net loss	$ (6.3)	$ (7.4)	$ (24.9)	$ (69.4)
Basic and diluted loss per common and common equivalent share	$ (0.96)	$ (1.14)	$ (3.81)	$ (10.64)
Net loss, excluding aluminum	$ (6.3)	$ (7.4)	$ (24.9)	$ (21.0)
Basic and diluted loss per common and common equivalent share, excluding aluminum	$ (0.96)	$ (1.14)	$ (3.81)	$ (3.22)

* Amounts shown for 2002 reflect the deconsolidation of Kaiser Aluminum as of February 12, 2002.